
PAMPA
INVESTOR DAY
OCTOBER 16, 2024
Pampa energía

Pampa energía

Pampa Investor Day 2024

Disclaimer

The material that follows is a presentation of general background information about Pampa Energía S.A.("Pampa" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains information and statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the 'Securities Act') and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts. These statements are only predictions or estimations based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words 'believe', 'expect', 'anticipate', 'target', or similar expressions. While the expectations reflected in such forward-looking statements are believed to be reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Pampa, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, changing business, regulatory, political or other market conditions in Argentina and elsewhere, the completion of our new generation projects, the completion of our distribution and transmission subsidiaries' tariff revision process, the prospects for growth anticipated by our management, and the other risks and uncertainties discussed in our reports and other documents filed with the U.S. Securities and Exchange Commission. Further, Pampa undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation that any such forward looking statements will be achieved. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute a recommendation, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of a prospectus or offering prepared in connection with any such offering.

Conversions from local currency reporting to US$ should not be considered representations that any such amounts have been, could have been or could be converted into US$ at that or at any other FX. Moreover, as a result of fluctuations in the US$ to AR$ exchange rate, the exchange rate used in the conversion may not be indicative of current or future exchange rates.

Pampa Investor Day 2024

Speakers



Marcelo Mindlin
Co-founder & chairman



Gustavo Mariani
Co-founder & CEO



Horacio Turri
Executive director of O&G



Ricardo Torres
Co-founder & executive vice-president



Damián Mindlin
Co-founder & executive vice-president



Lida Wang
IR & ESG Officer

Pampa Investor Day 2024

8:00 **Registration**

8:10 **Welcome and opening remarks**
Marcelo Mindlin

8:20 **The outlook on power generation**
Gustavo Mariani

8:45 **O&G: The unique opportunity in Vaca Muerta, the gas outlook and R. de Aranda, the next value to unlock**
Horacio Turri

9:15 **Capital allocation and balance sheet management**
Gustavo Mariani

9:25 **Final words**
Marcelo Mindlin

9:30 **Q&A**
Moderated by Lida Wang

AGENDA

WELCOME AND OPENING REMARKS

MARCELO MINDLIN
CO-FOUNDER AND CHAIRMAN


Pampa energía
PAM
LISTED
NYSE
Committed to continue investing in energy

We founded Pampa almost 20 years ago, We've built a unique and diversified energy portfolio, and one of the most liquid stocks in Argentina

Power generation

5,500 MW

15%[1]

Oil and gas

475 mcfpd year avg
600 mcfpd at peak

9%[2]

Power transmission

Co-control of Transener

86%[3]

Petrochemicals

Styrenics, SBR, octane

100%[4]

Midstream

Co-control of tgs

100% of OCP ECUADOR

60%[5]

= market share in Argentina

Note: 1 Source: CAMMESA, LTM as of August 2024. 2 Source: IAPG based on proprietary gas production, LTM as of June 2024. 3 Source: CAMMESA, as of June 2024. 4 Based on internal estimates. 5 Source: Enargas.

Pampa's growth since we acquired Petrobras Argentina

	2017	2024
Power installed capacity	3,800 MW	5,500 MW ▲135%
Peak gas production	250 mcfpd	600 mcfpd ▲46%

Note: Figures have been rounded.

Pampa energía

Pampa funded its growth issuing 83m ADRs until 2018, since then we repurchased 35% of the Company

Evolution of Pampa's share capital, in million of ADRs



▼35%
90
80
70
60
50
40
30
20
10
0
Pampa IPO
1st follow-on
2nd follow-on
3rd follow-on/
Edenor exchange
1st capital
reduction
Execution
of warrants
Petrobras
tender
offer
Merger with
Petrobras
Merger with
Petrolera Pampa
83.3
54.5
2005
2006
2007
2010
2015
2016
2018
PRE-
BUYBACK
2018
2020
2021
2022
2023
TODAY

Pampa energía

In addition to repurchasing shares, our operating CF allowed us to reduce 50% of our net debt

Net debt, in million of US$



▼50%
July 2016 - Acquisition of Petrobras Argentina
June 2024
694
1,400
1,200
1,000
800
600
400
200
0
-200
-400
-600
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24

Note: Net debt adjusted at ownership stake.

THE OUTLOOK ON POWER GENERATION

GUSTAVO MARIANI
CEO



We are a leading independent power producer in Argentina



Operating 5.5 GW across Argentina[1]

- **3** hydro plants **938 MW**
- **5** wind farms **427 MW**
- **9** thermal plants **4,107 MW**[3]
  - **4** CCGTs **2,656 MW**

Market share[2]

100% = 144 TWh


PAMPA
15%

Outstanding availability vs. peers, in %[4]


Pampa's thermal capacity
Thermal grid without Pampa
97%
82%
95%
79%
97%
74%
92%
76%
97%
79%
2020
2021
2022
2023
6M24

Note: 1 As of September 2024. 2 Source: CAMMESA, as of August 2024. 3 It includes CTEB with 848 MW (50% equity ownership). 4 Source: CAMMESA, as of June 2024.

Pampa energía

CAMMESA and B2B PPAs with +7 years average maturity[1], contributing a stable cash flow

Capacity vs EBITDA[2]



5,426 MW
US$364 million
New capacity
32%
Legacy thermal capacity
51%
Legacy hydro capacity 17%
US$270m
74%
US$90m
25%
US$4m 1%
New/PPAs
Legacy/Spot

Note: Figures as of June 2024. 1 Only considers CAMMESA PPAs, CTEB's is adjusted at 50% Pampa ownership. 2 Gross capacity as of September 2024. EBITDA LTM as of June 2024.

What could be next on power generation?

	Today	Potential deregulation
'New capacity'	CAMMESA and B2B PPAs	No changes until maturity
Legacy/spot remuneration	Regulated prices, mostly in AR$	Marginal pricing system, initially only for large users
Fuel procurement	Centralized at CAMMESA	Self-procured by power gencos
Power expansions	Mostly centralized at CAMMESA	PPAs between private sector (distcos/large users) and gencos, under CAMMESA's oversight


E&P
BUSINESS
HORACIO TURRI
EXECUTIVE DIRECTOR OF O&G

Agenda

Pampa energía

- Argentina's O&G market
- Pampa's O&G assets at a glance
- Rincón de Aranda: the next value to unlock

The unique opportunity in Vaca Muerta

Located in the Neuquén basin, covers a surface of +7 million acres


Dry gas
Wet gas
Volatile oil
Black oil

Source: EIA, Argentine Secretary of Energy

16 BILLION BARRELS

oil resources

3% PRODUCED

300 TCF

gas resources

1% PRODUCED

Pampa energía

Vaca Muerta is pumping up Argentina's crude oil production

Oil production in Argentina
kbpd



700
600
500
400
300
200
100
0
2020
2021
2022
2023
2024
Vaca Muerta
Conventional and others

Source: Argentina's Secretary of Energy, data as of June 2024.

Oil EUR by play
barrels per well



Vaca Muerta
Permian Delaware
Permian Midland
Bakken
Eagle Ford
DJ Basin
0
500,000
1,000,000

Source: Rystad Energy research and analysis, ShaleWellCube, August 2024

Pampa energía

Major oil pipeline expansions on the way to unlock more output, export-oriented



Oldelval Duplicar+
SUEZMAX
Vaca Muerta Oil Sur
VLCC

CAPACITY EXPANSION PROJECTS

US$5bn

Est. Investments 2024-27

Oldelval Duplicar+
by 1H25

+315 kbpd

Vaca Muerta Oil Sur
by 2H26/2H27

+500 kbpd



Oil production
kbpd
1,300
800
700
200
Export
Domestic
2024e
2030e

Source: internal analysis based on market information

Vaca Muerta's impact has redefined the Argentine gas sector

Gas production in Argentina
bcfpd


4.5
4.6
5.0
4.9
5.4
25%
1.1
1.5
1.9
2.3
2.9
54%
07-20
07-21
07-22
07-23
07-24
Conventional and others
Vaca Muerta

IMPACT ON 2024 ENERGY TRADE BALANCE[1]

-US$4.5bn

Imports from Bolivia, LNG and other fuels

+US$0.8bn

Regional exports

Source: Argentine Secretary of Energy. 1 Estimated figures.

2030 outlook: Argentina is becoming a gas net exporter



Capacity expansion projects

- GPNK Stage 1
- Flow reversal of north pipeline
- TGS potential expansion
- Dedicated gas pipelines for LNG

LNG projects

- FLNG 2.5 to 6 MTPA
- ARGLNG 10 to 30 MTPA

Gas production
bcfpd


4.6
0.3
6.3
1.4
11.4
6.5
Export
Domestic
2024e
2030e
2035e

Source: internal analysis based on market information

Pampa Energía, a key player in Argentina's O&G market

PAMPA's MAIN ASSETS


Sierra Chata
214k acres
Rincón de Aranda
59k acres
El Mangrullo
48k acres

#3 unconventional gas producer

9% of the country's gas output

2024e figures:

Crude oil
5 kbpd

Natural gas
475 mcfpd annual avg
600 mcfpd at winter peak

Source: Argentine Secretary of Energy, IAPG. Figures have been rounded.

Pampa energía

We have delivered an outstanding growth in our gas production



Pampa´s natural gas production
mcfpd
ATH June 2024
600
2.4 x
250
Sierra Chata
El Mangrullo
Non-operated blocks
2021
2022
2023
2024

Source: Company's information and Argentine Secretary of Energy, as of July 2024.

Sierra Chata wells are best-in-class in Vaca Muerta

Pampa energía

Peak IP monthly gas output of all Vaca Muerta shale gas wells



Sierra Chata wells
Other block wells
P90
P50
P10
Cumulative Probability (%</=)
0
5
10
15
20
25
30
35 mcfpd

Source: GIGA Consulting



Rincón de Aranda: a little background story

Asset swap with TotalEnergies

$1,650/acre

vs. $6,300/acre historical comps avg

PEMC windfarm

100 MW

100% stake of Pampa

Net debt of US$90 million

Annual EBITDA US$25 million

55% Pampa energía



45% TotalEnergies

Note: US$ per acre values are adjusted by off-shore US$. Source: internal analysis based on market information.

Massive shale oil resources to unlock


Pampa energía
YPF
VISTA
VISTA
YPF
143 kbpd current production
330 drilled wells

Rincón de Aranda

59k shale acres

400 mbbl potential resources

Promising results in our first well

Peak IP monthly oil


P90
P50
P10
RdA-2001
-
500
1,000
1,500
2,000
2,500
bpd
• Wells drilled in nearby blocks

Source: GIGA Consulting

Rincón de Aranda: a game changer for Pampa



4-wells pad · Central Processing Facility

45 kbpd plateau by 2027	**286** wells inventory	**+5** US$bn total investment
3 drilling rigs	**1** frac fleet	**15** years of plateau

"E"-field

Carbon footprint reduction initiatives using electricity

- Electrical grid
- E-Rig
- E-Frac

Pathway to operational excellence

Lifting cost
US$ per barrel, estimated



Extended well testing + oil trucking
Temporary facilities + pipelines
Central processing facility
22
7
5
2024
2025-2026
2027+

D&C cost
US$ million per well, estimated



Improved efficiency approach
Factory mode
18
16.5
<15
2024
2025-2026
2027+

Rincón de Aranda's production ramp-up


Oil production
kbpd
1.2
20
40
45
YE24e
YE25e
YE26e
YE27e

+600 million US$ per year

Ramp-up capex 2025-2027

250 million US$ per year

Maintenance capex 2028+

700 million US$ per year

Estimated EBITDA 2027+

Note: EBITDA figures are estimates assuming ICE Brent Crude futures curve, as of October 8, 2024. CAPEX estimates take slide 28 as input.

Secured evacuation capacity



Oldelval Duplicar+
SUEZMAX
Vaca Muerta Oil Sur
VLCC

Oldelval Duplicar+

COD 1H25

Guaranteed pipeline capacity of **8 kbpd**

Additional agreed capacity 25-26 of **12 kbpd**

Vaca Muerta Oil Sur

Total guaranteed pipeline capacity of **50 kbpd**

- ✓ 25 kbpd by 2H26
- ✓ 25 kbpd by 2H27

Source: internal analysis based on market information.

In a nutshell: Pampa's E&P estimated growth

Production
kboepd



Gas
Oil
46
5
82
5
122
45
2020
2024e
YE27

Revenues
In US$ million



785
125
1,720
1,100
Export
Local
2024e
2027+

E&P's EBITDA
In US$ million per year



3x
1,100
700
Rincón de Aranda
370
10
E&P gas
2024e
2027+

Note: Based on US$60 per barrel of oil price, costs and production rates as stated on slides 27 and 28 of this presentation.


Pampa
energía

CAPITAL ALLOCATION AND BALANCE SHEET MANAGEMENT

GUSTAVO MARIANI
CEO

Capital allocation: all in Rincón de Aranda

ROBUST FREE CASH FLOW
US$ LT contracts with ToP, low maintenance capex

HIGH CASH & LOW DEBT

THE NEXT CHALLENGE
to unlock value

POWER

SHALE GAS

BALANCE SHEET

SHALE OIL

Robust balance sheet to weather storms, take advantage of opportunities and continue growing

Leverage, as of September 30, 2024[1]

In US$ million

Gross debt[2]	1,855
Cash & Eq	1,164
Net debt	691
Avg. life	3.4 years

Net leverage



1.3x
1.2x
0.9x
1.0x
2021
2022
2023
Jun-24

Pampa Restricted Group principal debt profile

Net of repurchases, in US$ million[3]



US$
AR$
112
107
298
279
162
451
353
84
293
410
2024
2025
2026
2027
2028
2029
2030
2031

Note: 1 FX AR$912/US$. 2 Incl. accrued financial interests. 3 Incl. the tender of US$397 million of Series 1 Notes, the placement of US$410 million of Series 21 Notes and the issuance of US$84 million of Series 22 Notes.

FINAL WORDS

MARCELO MINDLIN
CO-FOUNDER AND CHAIRMAN



Pampa energía

Pampa 2030: the next milestone

	2005	2025e	2030e
Power	0 MW	5,500 MW	**Potential deregulation**
Shale gas	0 bcfpd	475 mcfpd year avg	**Further monetization of our reserves (P1 187 mbbls)[1]**
Shale oil	0 kbpd	Development of Rincón de Aranda	**Plateau of 45 kbpd**
CONSOLIDATED EBITDA[2]	0	1bn	**2bn**
EXPORTS[2]	0	300m	**1.3bn**

Note: Figures have been rounded. 1 As of December 31, 2023. 2 Estimated figures.

Q&A

LIDA WANG
IR & ESG OFFICER


THANK YOU
FOR COMING
Pampa energía